March 27, 2019

Division of Corporate Finance Office of Healthcare & Insurance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission Staff Comments dated March 25, 2019, regarding Rezolute, Inc. Preliminary Proxy Statement on Schedule 14A Filed March 11, 2019 File No. 000-54495

Dear Sir/Madam:

This letter responds to the staff’s comments set forth in the March 25, 2019 letter regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). We are concurrently submitting via EDGAR this letter and Amendment No.1 to the Preliminary Proxy Statement (the “Amendment”). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Preliminary Proxy Statement on Schedule 14A filed on March 11, 2019

Proposal 3 – Share Increase Proposal, page 12

Staff Comment No. 1.

The disclosure contained in your Form 8-K filed on January 31, 2019, and the Series AA Preferred Stock Purchase Agreement filed as Exhibit 10.3 to your Form 10-Q filed on February 14, 2019, indicate that:

•	The Series AA Preferred Stock will automatically convert into shares of common stock effective upon an increase in your authorized common stock;

March 27, 2019

•	On an as-converted basis, the purchasers of Series AA Preferred Stock beneficially own an aggregate of 54% of your common stock and that a change of control occurred;

•	You have agreed to register the resale of the common shares issuable upon conversion of the Series AA Preferred Stock within 60 days of the closing date of the Series AA Preferred Stock financing.

Accordingly, please amend your disclosure to provide a description of the terms of the Series AA Preferred Stock financing, including disclosure required by Item 11 and Item 6(e) of Schedule 14A. Also revise to explain the effect of the transaction on your existing shareholders.

Rezolute, Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have updated the disclosure in Proposal 3 to disclose additional information regarding the Series AA Preferred Stock financing including the information required by Item 11 and Item 6(e) of Schedule 14A. However, we have not included the information required by Item 11(e) and Item 13(a) of Schedule 14A because the information required by Item 11(e) and Item 13(a) of Schedule 14A is not material for the exercise of prudent judgment in regard to the matter to be acted upon. We respectfully refer the Staff to Instruction 1 to Item 13 of Schedule 14A, which provides the following:

“Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.”

Proposal 3 seeks approval of an amendment to the Certificate of Incorporation for the authorization of an additional 300 million shares of common stock. The Company is not seeking stockholder approval of the authorization or issuance of any senior securities, and the authorization of additional common stock pursuant to Proposal 3 is not being made in connection with an exchange, merger, consolidation, acquisition or similar transaction. Accordingly, information required by Item 11(e) and Item 13(a) of Schedule 14A is not material to the exercise of prudent judgment in regard to the matter to be acted upon and may therefore be omitted. Of the additional 300 million shares of common stock to be issued, we only anticipate 148,523,394 shares of common stock upon the conversion of the Series AA Preferred stock which represents a portion of the underlying shares subject to Proposal 3.

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March 27, 2019

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact Anthony Epps of Dorsey & Whitney LLP at (303) 352-1109.

Sincerely,
Rezolute, Inc.

/s/ Nevan Elam

Nevan Elam
Chief Executive Officer

cc: Anthony Epps, Dorsey & Whitney LLP